UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20429

____

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) April 12, 2007 (April 12, 2007)

GREEN MOUNTAIN POWER CORPORATION
(Exact name of Registrant as specified in charter)

Vermont	1-8291	03-0127430
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification no.)

163 ACORN LANE, COLCHESTER, VERMONT	05446
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code (802) 864-5731

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. bel

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act
(17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

INTRODUCTORY NOTE

On April 12, 2007, Northstars Merger Subsidiary Corporation ("Merger Sub"), a wholly-owned subsidiary of Northern New England Energy Corporation ("Parent"), was merged with and into Green Mountain Power Corporation (the "Company") (the "Merger") pursuant to the Agreement and Plan of Merger, dated as of June 21, 2006 (the "Merger Agreement"), by and among Parent, Merger Sub and the Company. As a result of the Merger, which was effective as of 7:45 a.m. Eastern Daylight Time on April 12, 2007, the Company became a wholly-owned subsidiary of the Parent.

Under the terms of the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of the Company's common stock, par value $3.33 1/3 per share, subject to certain limitations, was converted into the right to receive $35.00 in cash, without interest thereon.

As a result of the Merger, all of the Company's issued and outstanding capital stock is held by Parent and all of the issued and outstanding capital stock of Parent is owned, directly or indirectly, by Gaz Métro Limited Partnership, a limited partnership organized under the laws of the Province of Québec ("Gaz Métro").

Section 3 — Securities and Trading Markets

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

In connection with the closing of the Merger, the Company notified the New York Stock Exchange (the "NYSE") that each share of Company Common Stock was canceled and automatically converted into the right to receive $35.00 in cash, without interest. The Company expects the NYSE to file with the Securities and Exchange Commission an application on Form 25 to report that the shares of Company Common Stock are no longer listed on the NYSE.

Section 5 — Corporate Governance and Management

Item 5.01. Change in Control of Registrant.

On April 12, 2007, pursuant to the terms of the Merger Agreement, Parent consummated the acquisition of the Company through the Merger of Merger Sub with and into the Company. The Company was the surviving corporation in the Merger. As a result of the Merger all of the Company's issued and outstanding capital stock is held by Parent and all of the issued and outstanding capital stock of Parent is owned, directly or indirectly, by Gaz Métro.

The aggregate consideration used to consummate the Merger was approximately $190 million. The aggregate consideration was funded by a combination of an intercompany loan and equity from Gaz Métro.

Pursuant to the governing documents, Parent has the right to designate the Company's board of directors. Pursuant to the Merger Agreement, the surviving corporation will cause five members of the Company's board of directors who are members of the Board as of the closing and the chief executive officer to be elected to the board of directors of the surviving corporation as of the effective time of the Merger. In addition, Parent will not remove any person elected to the board of directors of the surviving corporation who was previously a member of the Company's board of directors, except for cause, until at least the second anniversary of the effective time of the Merger and until his or her successor is duly qualified and elected.

A copy of the Merger Agreement was filed by the Company as an exhibit to its Current Report on Form 8-K relating to the announcement of the Merger, and is incorporated herein by reference.

Section 9 — Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

2.1   Agreement and Plan of Merger, dated as of June 21, 2006, by and among Northern New England Energy Corporation, Northstars Merger Subsidiary Corporation and Green Mountain Power Corporation (incorporated by reference to Exhibit 2.1 to Green Mountain Power Corporation's Current Report on Form 8-K filed on June 22, 2006)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN MOUNTAIN POWER CORPORATION
(Registrant)

Date: April 12, 2007

By: /s/ Dawn D. Bugbee

Name: Dawn D. Bugbee
Title: Vice President and Chief Financial Officer,
Treasurer and Principal Accounting Officer

EXHIBIT INDEX

Exhibit Number	Exhibit
2.1	Agreement and Plan of Merger, dated as of June 21, 2006, by and among Northern New England Energy Corporation, Northstars Merger Subsidiary Corporation and Green Mountain Power Corporation (incorporated by reference to Exhibit 2.1 to Green Mountain Power Corporation's Current Report on Form 8-K filed on June 22, 2006)